UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                               DH Technology, Inc.
               (now known as Axiohm Transaction Solutions, Inc.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    054602107
                                 (CUSIP Number)

                                  Patrick Dupuy
                                  20 Rue Troyon
                               92310 Sevres FRANCE
                                33-1-55-64-01-32
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 2, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

                                  SCHEDULE 13D
 CUSIP No.                                             Page  2
 054602107


 1        NAMES OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


          Patrick Dupuy
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP*  (a)  //
                                                              (b) /X/

 3        SEC USE ONLY



 4        SOURCE OF FUNDS*

          00

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           //
          PURSUANT TO ITEMS 2(d) or 2(e)


 6        CITIZENSHIP OF PLACE OF ORGANIZATION

          France

 NUMBER OF SHARES      7   SOLE VOTING POWER
   BENEFICIALLY OWNED
    BY EACH                  1,662,601
   REPORTING
                       8   SHARED VOTING POWER
    PERSON
    WITH
                             90,540
                       9   SOLE DISPOSITIVE POWER

                              1,662,601

                       10  SHARED DISPOSITIVE POWER

                              90,540

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,753,141

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
       EXCLUDES CERTAIN SHARES*                             //



 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.92%

 14    TYPE OF REPORTING PERSON*

       IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

 CUSIP No.                                             Page  3
 054602107

 1     NAMES OF REPORTING PERSONS S.S. OR
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


       Sabine Dupuy

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  //
                                                           (b) /X/

 3     SEC USE ONLY



 4     SOURCE OF FUNDS*

       00
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       PURSUANT TO ITEMS 2(d) or 2(e)                   //



 6     CITIZENSHIP OF PLACE OF ORGANIZATION

       France

 NUMBER OF SHARES      7   SOLE VOTING POWER
   BENEFICIALLY OWNED
    BY EACH                  0
   REPORTING           8   SHARED VOTING POWER
    PERSON
    WITH                     30,180

                       9   SOLE DISPOSITIVE POWER

                              0

                       10  SHARED DISPOSITIVE POWER

                              30,180
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,180

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
       EXCLUDES CERTAIN SHARES*                             //


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.5%

 14    TYPE OF REPORTING PERSON*

       IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
 CUSIP No.                                             Page  4
 054602107


 1     NAMES OF REPORTING PERSONS S.S. OR
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


       Caroline Dupuy

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) //
                                                           (b) /X/

 3     SEC USE ONLY



 4     SOURCE OF FUNDS*

       00
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       PURSUANT TO ITEMS 2(d) or 2(e)                   //



 6     CITIZENSHIP OF PLACE OF ORGANIZATION

       France

 NUMBER OF SHARES      7   SOLE VOTING POWER
   BENEFICIALLY OWNED
    BY EACH                  0
   REPORTING           8   SHARED VOTING POWER
    PERSON
    WITH                     30,180

                       9   SOLE DISPOSITIVE POWER

                              0

                       10  SHARED DISPOSITIVE POWER

                              30,180
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,180

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
       EXCLUDES CERTAIN SHARES*                             //


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.5%

 14    TYPE OF REPORTING PERSON*

       IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
 CUSIP No.                                             Page  5
 054602107


 1     NAMES OF REPORTING PERSONS S.S. OR
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


       Astrid Dupuy

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) //
                                                           (b) /X/

 3     SEC USE ONLY



 4     SOURCE OF FUNDS*

       00
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       PURSUANT TO ITEMS 2(d) or 2(e)                   //



 6     CITIZENSHIP OF PLACE OF ORGANIZATION

       France

 NUMBER OF SHARES      7   SOLE VOTING POWER
   BENEFICIALLY OWNED
    BY EACH                  0
   REPORTING           8   SHARED VOTING POWER
    PERSON
    WITH                     30,180

                       9   SOLE DISPOSITIVE POWER

                              0

                       10  SHARED DISPOSITIVE POWER

                              30,180
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,180

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
       EXCLUDES CERTAIN SHARES*                             //


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.5%

 14    TYPE OF REPORTING PERSON*

       IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
 CUSIP No.                                             Page  6
 054602107


 1     NAMES OF REPORTING PERSONS S.S. OR
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


       Ysatis, B.V.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  //
                                                           (b) /X/

 3     SEC USE ONLY



 4     SOURCE OF FUNDS*

       00
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       PURSUANT TO ITEMS 2(d) or 2(e)                   //



 6     CITIZENSHIP OF PLACE OF ORGANIZATION

       Holland

 NUMBER OF SHARES      7   SOLE VOTING POWER
   BENEFICIALLY OWNED
    BY EACH                  1,632,284
   REPORTING           8   SHARED VOTING POWER
    PERSON
    WITH                     0

                       9   SOLE DISPOSITIVE POWER

                              1,632,284

                       10  SHARED DISPOSITIVE POWER

                              0
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,632,284

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
       EXCLUDES CERTAIN SHARES*                             //


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.06%

 14    TYPE OF REPORTING PERSON*

       00
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.   Security and Issuer.

          This Schedule 13D relates to the Common Stock, without par value (the "Stock"), of Axiohm Transaction Solutions, Inc. ("AXHM"), located at 15070 Avenue of Science, San Diego, California 92128

Item 2.   Identity and Background.

          (a) This Schedule 13D is filed on behalf of Patrick Dupuy, Sabine Dupuy, Caroline Dupuy and Astrid Dupuy, all three of which are children of Mr. Dupuy, and Ysatis, B.V., which is owned and controlled by Mr. Dupuy.

          (b)  20 rue Troyon
               92310 Sevres, FRANCE


          (c) Director and Co-Chairman of AXHM (designs, manufactures and sells transaction printers and mechanisms; 15070 Avenue of Science, San Diego, California 92128); and Director and Chairman of Axiohm S.A, a wholly-owned subsidiary of AXHM (designs, manufactures and sells transaction printers and thermal printing mechanisms; BP 675-1 a 9, rue d'Arcuiel, 92542 Montrouge Cedex, France).

          (d) During the past five years, Mr. Dupuy has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the last five years, Mr. Dupuy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Urban was or is subject to (i) a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

          (f)  Mr. Dupuy is a French citizen.

Item 3.   Source and Amount of Funds or Other Considerations.

          On October 2, 1997, Mr. Dupuy acquired beneficial ownership of 30,317 shares of Stock directly and of 1,632,284 shares of Stock through Ysatis BV through the exchange of 226 shares of Axiohm S.A. owned by him and of 2,296 shares of Axiohm S.A. and 20,000 shares of Dardel Technologies S.A. held by Tsatis B.V., which is controlled by Mr. Dupuy. Each of Mr. Dupuy's children acquired 30,180 shares of Stock through the exchange of 225 shares of Axiohm S.A. owned by her.

Item 4.   Purpose of Transaction.

          Mr. Dupuy acquired the Stock as an investment. Neither Mr. Dupuy nor his children or Ysatis, B.V., has any current plans with respect to the acquisition of additional shares of stock or an extraordinary transaction involving AXHM. However, Mr. Dupuy and/or his children or Ysatis, B.V., may dispose of all or a portion of the shares of Stock held by them, if Mr. Dupuy determines at any time that such disposition may be made at prices and on terms and conditions he believes to be favorable, and they may acquire additional shares of Stock if he determines at any time that such shares are available at prices and on terms and conditions he believes to be favorable.

Item 5.   Interest in Securities of the Issuer.

          (a) 1,753,141 shares, which represent 26.92% of the outstanding shares of Stock (based on 6,512,926 shares outstanding).

          (b) Mr. Dupuy has the sole power to vote and dispose of 30,317 shares held directly and 1,632,284 shares held by Ysatis B.V. Mr. Dupuy has shared power to vote and dispose of 90,540 shares held by his children.

          (c)  See Item 3.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be filed as Exhibits.

          Not Applicable.

Signatures

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 10, 1997              /s/ Patrick Dupuy
                              Patrick Dupuy, for himself, Sabine Dupuy, Caroline
                                   Dupuy, Astrid Dupuy and Tsatis B.V.